Exhibit 99.1

Convocation Notice of the 25th

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 25th ordinary general meeting of shareholders” (“Dai ni-jyu-gokai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 28, 2017.

CAUTIONARY NOTES

Note 1:	This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated June 30, 2016 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:	This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:	The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

June 6, 2017

TO OUR SHAREHOLDERS:

Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF

THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 25th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.

In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business hours (5:30 PM) on Tuesday, June 27, 2017.

1.	Date and Time:	10:00 A.M., Wednesday, June 28, 2017
*The reception area opens at 9:00 A.M.
2.	Venue:	Bellesalle Kudan Event Hall
3rd floor, Sumitomo Fudosan Kudan Bldg.
1-8-10 Kudankita, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:

Subjects to be Reported:

1.	Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 25th term (from April 1, 2016 to March 31, 2017)
2.	Non-consolidated financial statements for the 25th term (from April 1, 2016 to March 31, 2017)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Partial Amendments to the Articles of Incorporation
Item 3: Election of Nine (9) Directors
Item 4: Election of One (1) Company Auditor

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

(Attachment)

Business Report for the 25th Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business

During the fiscal year ended March 31, 2017 ("FY2016"), the Japanese economy has been moderately recovered, supported by the effects of the Government’s policies, as we saw recovery in corporate capital investments, improvements in corporate earnings and employment situation. With respect to future prospects, under the circumstances that employment and income situation show a trend toward improvement, the Japanese economy is expected to continuously recover. However, we must keep an eye on uncertainties like the new administration of U.S. and the effect of Brexit, because there are downside risks to the Japanese economy by downturn in overseas economies.

For the ICT (*1) related market where we belong to, in the context of changes of corporate information system such as widespread of cloud computing, expanding ICT such as BigData and IoT (*2) in corporate activities and enhancing security demands against information leakage, increase of network use due to 4k (*3) transmission, we expect the market to continually expand. For the consumer mobile related market where MVNOs(*4) provide, “inexpensive data communication and voice services with SIM cards (*5)” have been rapidly popularized continuously.

Under these market circumstances in FY2016, we continuously promoted existing strategies to incorporate outsourcing demands related to enterprises’ information network systems by offering highly reliable and value-added services, which are based on our Internet related technical skills and blue-chip customer base. As for cloud-related services, we see accumulation in number of prospective transactions such as moving enterprises’ core systems to the cloud, in the new service platform called “IIJ GIO Infrastructure P2 (*6)” which was launched in the first half of FY2015. Also, we have got several orders of “Information Security Cloud (*7)” from local governments which is a fully outsourced service of the internet connection environment. Cloud-related revenues for FY2016 increased to JPY15.66 billion, as compared to the revenue of JPY14.09 billion for FY2015 and we are expecting to see further expansion of the business. As for security-related services, demands for security-related services and solutions such as Sandbox (*8) option which is countermeasure for Targeted attacks and IIJ DDoS protection service (*9) are strong. With an increase of existing security-related services’ revenue, the security-related services’ revenues increased by 10.9%. Also, we developed and launched IIJ C-SOC service (*10) which utilizes uniquely collected threat information such as traffic logs, and we will continue to sharpen our competitive edge. As for mobile-related services, the total number of subscriptions at the end of FY2016 was approximately 1,856 thousand (increased by approximately 628 thousand from the end of FY2015), and revenues significantly increased from 15.59 billion for FY2015 to 26.70 billion in FY2016 by enhancing sales channels for customers such as MVNE (*11) partners, Japan post offices and so on. Also, by preparing for the launch of full-MVNO (*12) service (aiming to launch in the 4th quarter FY2017), we will obtain enterprises’ demands such as IoT-related business more. We expect to realize economies of scale such as an improvement of network operating efficiency. As for other internet connectivity services, outsourcing services, WAN Services, and systems integrations, we continue to see strong demands and so revenues for those services remained strong in FY2016. As for contents distribution business, IIJ and 15 commercial broadcasting companies established a joint venture company, JOCDN Inc. (affiliated company accounted for using the equity method) in the third quarter of FY2016. JOCDN provides high-quality, stable CDN (*13) services for video distributions of broadcasters and contents distributors in Japan. As for overseas businesses, in addition to the continuous business operations of existing overseas offices, we started to partner with local leading companies in Thailand and Vietnam for the collaboration of cloud-related services. With the export of a container type data center to the Laos People’s Democratic Republic, overseas businesses’ revenues for FY2016 was JPY6.39 billion (JPY5.26 billion in FY2015) and operating loss was JPY0.18 billion (JPY0.54 billion in FY2015). Therefore, we are expecting overseas businesses turn positive in FY2017.

Overview of FY2016 financial results were as follows. Mobile-related services and cloud-related services contributed to revenue growth, and total revenue continued to be strong trend and increased by 12.2% YoY. On the other hand, operating income decreased since the increase of gross margin could not cover the increase of SG&A expenses. Gross margin ratio decreased mainly due to increases of preceding costs related to IIJ GIO P2 service and IIJ Omnibus service (*14), increase of large-scale SI projects which takes longer to recognize revenue, unprofitable SI projects, and low productivity of System Engineers.

As a result, our FY2016 consolidated financial results were as follows. Total revenues were JPY157,789 million, up 12.2% YoY (JPY140,648 million for FY2015). Total cost of revenues was JPY132,542 million, up 14.3% YoY (JPY115,993 million for FY2015). Gross margin was JPY25,247 million, up 2.4% YoY (JPY24,655 million for FY2015) and gross margin ratio was 16.0%, down 1.5 points YoY. SG&A expenses was JPY20,113 million, up 8.6% YoY (JPY18,515 million for FY2015) mainly due to an increase in sales commission expenses related to mobile services, advertising expenses, and office rent expenses. Operating income was JPY5,134 million, down 16.4% YoY (JPY6,140 million for FY2015). Income before income tax expenses was JPY5,427 million, down 12.4% YoY (JPY6,193 million for FY2015) mainly due to an decrease in operating income and dividend income from other investments. Net income attributable to IIJ was JPY3,167 million, down 21.6% YoY (JPY4,038 million for FY2015).

[Network services]

Network services revenue was JPY92,996 million, up 17.3% YoY (JPY79,296 million for FY2015).

Revenues for Internet connectivity services for enterprise were JPY22,634 million, up 28.6% YoY from JPY17,597 million for FY2015, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ business transaction.

Revenues for Internet connectivity services for consumers were JPY21,735 million, up 42.5% YoY from JPY15,256 million for FY2015, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY26,460 million, up 5.1% YoY compared to JPY25,177 million for FY2015.

Revenues for Outsourcing services were JPY22,167 million, up 4.2% YoY from JPY21,266 million for FY2015, mainly due to an increase in security-related services revenues.

Cost of network services revenue was JPY76,387 million, up 18.9% YoY (JPY64,239 million for FY2015). There were an increase in outsourcing-related costs with our mobile infrastructure enhancement along with our mobile-related revenue increase, an increase in circuit-related costs along with our WAN services revenue increase, and an increase in network operation-related costs. Regarding NTT Docomo’s interconnectivity charge for MVNO-related services, the charge based on its FY2015 actual cost was revised on March 2017 and it decreased by 14% (excluding the cost for borrowing SIM cards from FY2016) year over year.

Gross margin was JPY16,609 million, up 10.3% YoY (JPY15,056 million for FY2015) and gross margin ratio was 17.9%.

[Systems integration]

SI revenues were JPY57,749 million, up 6.6% YoY (JPY54,188 million for FY2015).

Systems construction revenue, a one-time revenue, was JPY22,626 million, up 7.0% YoY (JPY21,145 million for FY2015), mainly due to an increase and an expansion of the business transactions. Systems operation and maintenance revenue, a recurring revenue, was JPY35,123 million, up 6.3% YoY (JPY33,043 million for FY2015), mainly due to an increase in private cloud services’ revenues and an increase of operation and maintenance which was shifted from systems construction projects.

Cost of SI revenues was JPY50,992 million, up 10.3% YoY (JPY46,226 million for FY2015). There were an increase in outsourcing-related and personnel-related costs along with an increase of large-scale SI transactions and an increase in network operation-related costs mainly along with the launch of “IIJ GIO Infrastructure P2.” Gross margin was JPY6,756 million, down 15.2% YoY (JPY7,963 million for FY2015) and gross margin ratio was 11.7%. It was mainly due to profit deterioration resulted from low productivity of systems engineers and the delay in offering some functions of our ASP-type foreign exchange system, especially in 1H16.

Orders received for SI and equipment sales totaled JPY68,599 million, up 10.5% YoY (JPY62,056 million for FY2015); orders received for systems construction and equipment sales were JPY26,721 million, up 3.7% YoY (JPY25,764 million for FY2015) and orders received for systems operation and maintenance were JPY41,877 million, up 15.4% YoY (JPY36,292 million for FY2015).

Order backlog for SI and equipment sales as of March 31, 2017 amounted to JPY41,501 million, up 23.3% YoY (JPY33,645 million for FY2015); order backlog for systems construction and equipment sales was JPY7,179 million, up 18.1% YoY (JPY6,078 million for FY2015) and order backlog for systems operation and maintenance was JPY34,322 million, up 24.5% YoY (JPY27,567 million for FY2015).

[Equipment sales]

Equipment sales revenues were JPY2,994 million, down 8.6% YoY (JPY3,275 million for FY2015).

There was a trend that equipment sales’ scale fluctuated.

Cost of equipment sales revenues was JPY2,735 million, down 7.9% YoY (JPY2,969 million for FY2015) along with a revenue decrease.

Gross margin was JPY260 million, down 15.4% YoY (JPY306 million for FY2015) and gross margin ratio was 8.7%.

[ATM operation business]

ATM operation business revenues were JPY4,050 million, up 4.1% YoY (JPY3,889 million for FY2015). As of March 31, 2017, 1,066 ATMs have been placed.

Cost of ATM operation business revenues was JPY2,428 million, down 5.1% YoY (JPY2,559 million for FY2015).

Gross margin was JPY1,622 million, up 22.0% YoY (JPY1,330 million for FY2015) and gross margin ratio was 40.1%.

[Business segments]

In business segments results, revenues for network services and systems integration business segment were JPY154,126 million, up 12.4% YoY (JPY137,142 million for FY2015) and operating income was JPY3,854 million, down 24.8% YoY (JPY5,128 million for FY2015). As for ATM operation business, revenues were JPY4,050 million, up 4.1% YoY (JPY3,889 million for FY2015) and operating income was JPY1,438 million, up 25.1% YoY (JPY1,149 million for FY2015).

(2) Capital Expenditures

Capital expenditures (including capital leases) for FY2016 were JPY16,531 million (JPY14,812 million for FY2015). There were acquisition of equipment and investments in system development for network service-related and cloud service-related.

(3) Financing

To cover capital expenditures and increasing working capital, we borrowed JPY8,500 million in long-term borrowings from Japanese banks in FY2016.

(4) Transfers of Business, Split-offs or Spin-offs

There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies

There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions

There is nothing to report on this subject.

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies

There is nothing to report on this subject.

(8) Issues that the Group Faces

We recognize there are various issues to grow our business as follows: It is very important for our growth to develop and invest in services and businesses continuously as well as to expand our ICT service line-ups in a timely and appropriate manner that meet demands of enterprise customers. Stronger cooperation between engineering and sales divisions is indispensable to realize it. We need to hire talented human resources and develop their skills continuously, which support our business growth. Also, we continue to reinforce management of business investment to improve our operating margin as well as revenue growth.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income

(JPY thousands except per share data)

	22nd fiscal Year	23rd fiscal Year	24th fiscal Year	25th fiscal Year
	FY2013	FY2014	FY2015	FY2016
Revenues	114,272,351	123,050,115	140,648,008	157,789,059
Operating income	5,723,312	5,075,238	6,140,354	5,134,307
Net income attributable to IIJ	4,442,237	3,322,081	4,038,282	3,166,510
Basic net income attributable to IIJ per share	JPY100.26	JPY 72.31	JPY 87.88	JPY69.36
Total assets	103,866,575	108,705,315	117,834,904	137,395,149
Total IIJ shareholders’ equity	59,912,185	62,504,402	64,845,207	66,741,871
IIJ shareholders’ equity per share	JPY1,304.17	JPY 1,360.50	JPY 1,411.13	JPY1,481.16

(Notes)

1. IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2. Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

3. IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.

4. IIJ issued common stock by way of public offering in July, 2013 and third-party allotment in connection with secondary offering of shares by way of over-allotment in August, 2013. As a result of these, the total number of shares issued increased by 5,400,000 shares and total IIJ shareholders’ equity increased by JPY17,271 million.

5. IIJ repurchased 892,200 shares of its own shares pursuant to the resolution adopted at the meeting of IIJ’s Board of Directors held on November 4, 2016.

(10) Items of the Principal Parent Companies and Subsidiaries

a.	Major Subsidiaries

Name of company	Common stock (Unit : thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	JPY75,000	100.0%	R&D for the next generation Internet
IIJ Engineering Inc. (“IIJ-EG”)	JPY400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
IIJ Global Solutions Inc. (“IIJ-GS”)	JPY490,000	100.0%	Provision of network services and systems integration
Trust Networks Inc. (“Trust Networks”)	JPY100,000	79.5%	Operation of ATMs and ATMs networks
Net Chart Japan, Inc. (“Net Chart”)	JPY55,000	100.0%	Development and construction of networks, operation and maintenance of networks and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	JPY240,000	100.0%	Provision of Internet connectivity services for consumer
RYUKOSHA NETWARE Inc. (“RYUKOSHA”)	JPY10,000	100.0%	Provision of human resources outsourcing services for systems operation and service support
IIJ America Inc. (“IIJ-A”)	USD8,460	100.0%	Provision of network services, systems integration and other related services in the U.S.
IIJ Europe Limited (“IIJ-Europe”)	GBP143	100.0%	Provision of network services, systems integration and other related service in Europe
IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-GS SGP”)	SGD5,345	(49.6%) 100.0%	Provision of network services, systems integration and other related service in Singapore
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD9,150	(100.0%) 100.0%	Provision of network services, systems integration and other related service in China

(Notes) Ownership percentage in brackets above represents indirect ownership.

As of the end of FY2016, the number of consolidated subsidiaries was 17 and the number of equity-method investees was nine (9).

b.	Wholly-owned Specified Subsidiaries

There is nothing to report on this subject.

(11) Major Business Lines

Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Niigata-shi,Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-EG	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Sapporo-shi , Nagoya-shi and Fukuoka-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
hi-ho	Headquarters	Chiyoda-ku, Tokyo
RYUKOSHA	Headquarters	Chiyoda-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ-Europe	Headquarters	London, the United Kingdom
IIJ-GS SGP	Headquarters	Singapore
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees as of the end of FY2016	Change from the end of FY2015
3,104	+124

(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)

Mizuho Bank, Ltd.	5,050,000
Sumitomo Mitsui Banking Corporation	5,050,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	5,050,000
Mitsubishi UFJ Trust and Banking Corporation	2,350,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 46,711,400shares (Including treasury stock: 1,650,909 shares)

(3) Number of shareholders at the end of FY2016: 8,390

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio
Nippon Telegraph and Telephone Corporation	10,095,000	22.4%
NTT Communications Corporation	2,040,000	4.5%
ITOCHU Techno-Solutions Corporation	1,952,000	4.3%
Koichi Suzuki	1,819,900	4.0%
GOLDMAN, SACHS & CO. REG	1,358,200	3.0%
The Dai-ichi Life Insurance Company, Limited	1,273,000	2.8%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	911,667	2.0%
Japan Trustee Services Bank, Ltd (Trust account)	891,900	2.0%
STATE STREET BANK AND TRUST COMPANY 505103	874,800	1.9%
The Master Trust Bank of Japan, Ltd. (Trust account)	828,200	1.8%

(Notes)

1. Shareholding ratio is calculated by deducting treasury stock from total number of shares issued.

2. THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

3. Kabushiki Kaisha KS Holdings, a wholly owned and controlled by Mr. Koichi Suzuki, is a joint holder of Mr. Koichi Suzuki and the company owned 810,000 shares of common stock of IIJ, representing 1.8 percent of the total, as of March 31, 2017.

4. Joho Capital, L.L.C. (“Joho”) filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on September 27, 2016. According to the filing, Joho owned 1,934,400 shares of common stock of IIJ as of September 22, 2016, representing 4.1% of the total at that point. Since then, changes in the number of their holdings have been unclear. Their holdings were not verified based on the shareholder record as of March 31, 2017, therefore, Joho and their holdings are not included in the above list.

5. Dalton Investments L.L.C. (“Dalton”) filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on January 26, 2017. According to the filing, Dalton owned 2,939,400 shares of common stock of IIJ as of January 23, 2017, representing 6.3% of the total at that point. Since then, we have not recognized any filings by Joho. Their holdings were not verified based on the shareholder record as of March 31, 2017, therefore, Dalton and their holdings are not included in the above list.

(5) Other important matters regarding shares

There is nothing to report on this subject.

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights outstanding	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	107	Common Stock 21,400 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	104	Common Stock 20,800 shares	JPY 318,562	JPY 1	From July 14, 2012 to July 13, 2042
#3 Stock Acquisition Rights	July 11, 2013	78	Common Stock 15,600 shares	JPY 647,000	JPY 1	From July 12, 2013 to July 11, 2043
#4 Stock Acquisition Rights	July 10, 2014	117	Common Stock 23,400 shares	JPY 422,600	JPY 1	From July 11, 2014 to July 10, 2044
#5 Stock Acquisition Rights	July 13, 2015	151	Common Stock 30,200 shares	JPY 369,200	JPY 1	From July 14, 2015 to July 13, 2045
#6 Stock Acquisition Rights	July 11, 2016	162	Common Stock 32,400 shares	JPY 360,000	JPY 1	From July 12, 2016 to July 11, 2046

(Notes)

1. A person granted the stock acquisition rights may exercise his or her rights only within ten days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment: 1 share per stock acquisition right

After adjustment: 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or as of the End of FY2016

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	71	Common Stock 14,200 shares	4 Directors 71
#2 Stock Acquisition Rights	59	Common Stock 11,800 shares	4 Directors 59
#3 Stock Acquisition Rights	52	Common Stock 10,400 shares	5 Directors 52
#4 Stock Acquisition Rights	77	Common Stock 15,400 shares	5 Directors 77
#5 Stock Acquisition Rights	100	Common Stock 20,000 shares	7 Directors 100
#6 Stock Acquisition Rights	105	Common Stock 21,000 shares	7Directors 105

(Notes)

1. In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.

2. There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2016.

3. IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment: 1 share per stock acquisition right

After adjustment: 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2016

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#6 Stock Acquisition Rights	57	Common Stock 11,400 shares	12 Executive Officers 57

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Chairman and Representative Director	Koichi Suzuki

CEO

[Important concurrent posts]

Director IIJ Global Solutions Inc.

President and Representative Director of

IIJ Engineering Inc.

Chairman of the Board of IIJ America Inc.

Representative Director of Internet Multifeed Co.

Chairman of the Board of JOCDN Inc.

President and Representative Director	Eijiro Katsu	COO [Important concurrent posts] Outside Company Auditor of The Yomiuri Shimbun
Senior Managing Director	Hideshi Hojo	Director in charge of Asian Business Development
Senior Managing Director	Takeshi Kikuchi	Executive Division Director in charge of Busines Unit
Managing Director	Akihisa Watai	CFO Division Director of Finance Division
Managing Director	Tadashi Kawashima	Deputy Division Director of Business Unit
Director	Junichi Shimagami	CTO Division Director in charge of Technology Unit
Director	Yasurou Tanahashi	Outside Director of SAN HOLDINGS, Inc.
Director	Junnosuke Furukawa	Honorary Advisor of Furukawa Electric Co., Ltd. Director Advisor of Furukawa Ringyo Co., Ltd.
Director	Shingo Oda	Outside Director of TIS Inc.
Director	Toshinori Iwasawa	President and Representative Director of IIJ Global Solutions Inc.
Director	Tadashi Okamura	Honorary Advisor of Toshiba Corporation
Director	Hiroki Watanabe	Chairman of The Japan Telecommunications Welfare Association
Full-time Company Auditor	Kazuhiro Ohira
Full-time Company Auditor	Chiaki Furuya
Company Auditor	Yasuhiro Akatsuka	Outside Company Auditor of ICJ, Inc.
Company Auditor	Takashi Michishita	Attorney at law, Partner of Nishimura & Asahi LPC

(Notes)

1. Business in charge or important concurrent posts are stated as of March 31, 2017

2. Company Auditors who assumed or left offices during the fiscal year ended March 31, 2017, are as followed:

Assumption of office: On June 24, 2016

Company Auditor: Yasuhiho Akatsuka

Company Auditor: Takashi Michishita

Retirement of office: On June 24, 2016

Company Auditor: Masaki Okada

Company Auditor : Masaaki Koizumi

3. Junnosuke Furukawa resigned his office on October 25, 2016. Description of Junnosuke Furukawa’s position and business in charge in the Company is based on the date of his retirement.

4. Yasurou Tanahashi, Shingo Oda, Tadashi Okamura and Hiroki Watanabe are outside directors, defined in Item 15, Article 2 of the Corporation Law of Japan.

5. Kazuhiro Ohira, Yasuhiho Akatsuka and Takashi Michishita are outside Company Auditors.

6. Outside directors, Yasurou Tanahashi, Shingo Oda and Tadashi Okamura, and outside Company Auditors, Kazuhiro Ohira, Yasuhiro Akatsuka and Takashi Michishita are Independent Directors as specified by the Tokyo Stock Exchange.

7. Yasuhiro Akatsuka, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting

8. Relationship between IIJ and those companies that our Directors hold important concurrent posts.

There is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions.

(2) Executive Officers (As of April 1, 2017)

Name	Title	Principal position
Kazuhiro Tokita	Senior Executive Officer	Deputy Division Director of Business Unit Division Director in charge of Financial System Business Division
Masayoshi Tobita	Managing Executive Officer	Division Director of Administrative Division
Kiyoshi Ishida	Managing Executive Officer	Division Director of Network Division
Naoshi Yoneyama	Managing Executive Officer	Division Director of Corporate Planning Division
Makoto Ajisaka	Managing Executive Officer	Division Director of Service Product Business Division
Yoshikazu Yamai	Managing Executive Officer	Division Director of Service Infrastructure Division
Yasumitsu Iizuka	Executive Officer	Deputy Division Director of Business Unit (Note)
Koichi Maruyama	Executive Officer	Division Director of Global Business Division
Seiji Okita	Executive Officer	Division Director of Outsourcing Division
Masakazu Tachikui	Executive Officer	Division Director of Cloud Division
Masami Kawamata	Executive Officer	General Manager of Accounting Department

(Note) Executive Officer, Yasumitsu Iizuka, is scheduled to be appointed as President and CEO of IIJ-A, a consolidated subsidiary of IIJ, on July 1, 2017.

(3) Total Remuneration to Directors and Company Auditors

12 Directors:	JPY314,444 thousand (including JPY18,400 thousand for 5 outside Directors)
6 Company Auditors:	JPY33,411 thousand (including JPY15,890 thousand for 5 outside Company Auditors)

(Notes)

1. The amounts of the above remunerations include JPY490 thousand for the reserve of accrued company auditors’ retirement benefits.

2. The amounts of the above remunerations include JPY35,769 thousand as compensation-type stock options granted to full-time Directors (not including part-time and outside directors) for duties performed during FY2016.

3. It was resolved that the yearly amount of remuneration, etc. (including bonus) for Directors was to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Company Auditors

(i) Important concurrent offices of executive director and outside director at other companies

This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

Position	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 12 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Before retirement of his office on October 25, 2016, attended 6 of the 7 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended 10 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Tadashi Okamura	Attended 10 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Hiroki Watanabe	Attended all of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company Auditor	Kazuhiro Ohira	Attended all of the 13 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 17 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Yasuhiro Akatsuka	After assumption of his office in June 2016, attended 9 of the 10 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 11 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.
Company Auditor	Takashi Michishita	After assumption of his office in June 2016, attended all of the 10 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all of the 11 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(iii) Outline of liability limitation contracts

The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Corporation Law of Japan. The agreements stipulates that in the event outside directors and company auditors have acted in good faith and without gross negligence, the outside directors and company auditors liability to the Company shall be limited to JPY 10 million or the minimum amount of liability stipulated under Article 427, Section 1 of the Corporation Law, whichever is higher.

(iv) Total amount of compensations received from the subsidiaries

There is nothing to report on this subject.

5. Accounting Auditor

(1) Name of Accounting Auditor:

     Deloitte Touche Tohmatsu LLC

(2) Accounting Auditor Remuneration for FY2016

(i) Remuneration for accounting auditor for FY2016	JPY110,000 thousand
(ii) Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY126,000 thousand
(Note)
1.	The audit contract between the Company and the Accounting Auditor does not distinguish between remuneration paid for audits and quarterly reviews, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Corporation Law of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB, the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan and respond to comment letter from SEC (U.S. Security and Exchange Commission) according to audits performed for the financial statement with the standards of the PCAOB.
2.	The Board of Company Auditors evaluated the audit plan, the status of performance of duties and basis for the calculation of the estimated amount of remuneration as well as the validity of those matters prepared by the Accounting Auditor, using the “Practical Guidelines for Cooperation with Accounting Auditors” released by Japan Corporate Auditors Association as a guide and expressed agreement that specified in Article 399, Paragraphs 1 and 2 of the Corporation Law.
3.	Of our overseas subsidiaries, some have certified public accountants or auditing firms other than Deloitte Touche Tohmatsu LLC audit their financial statements.

(3) Non-audited operations

There is nothing to report on this subject.

(4) Policy for Dismissal or Refusal to Rehire an Accounting Auditor

The Accounting auditor should be decided comprehensively by considering various factors, including the ability, the organization and team (including the auditing team), the performance of duties, the quality of audits and the independency. If the Board of Company Auditors evaluates that the Accounting Auditor doesn’t meet the above-stated various factors or it is needed, the Board of Company Auditors will consider submitting a proposal for dismissal or non-election of the Accounting Auditor to the General Meeting of Shareholders. Also, If the Board of Company Auditors evaluates that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law, violates acts against the Corporation Law, Certified Public Accountant Law and other related laws or acts, or makes the Company lose a relationship of mutual trust, the Board of Company Auditors will consider dismissing the Accounting Auditor..

6. Basic Systems and Policies of the Company

(1) Systems for securing the appropriateness of business

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties

(1)	The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others. The company will disseminate those regulations to officers and employees, and conduct periodic education.
(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)	The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.
(4)	An Office of Internal Audits under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.
(5)	For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, Outside Directors, Executive Officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for preserving and managing information related to the execution of duties by Directors

(1)	Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.
(2)	The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Company Auditors and others without delay.
(3)	The duties related to the above fall under the jurisdiction of a director or an executive officer in charge of information security and a director or an executive officer in charge of document management of the Company.

3. Regulations governing risk management and other systems

(1)	The Director that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.
(2)	For certain risk categories, a Evaluation Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)	An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for ensuring the efficient execution of duties by Directors

(1)	A business plan for each fiscal year will be formulated in line with management objectives, and each business organization will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.
(2)	As for management, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.
(3)	In the execution of daily duties, authority will be delegated based on the scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.
(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as Outside Directors.

5. Systems for ensuring the proper operation of corporate groups consisting of the Company and its Subsidiaries

(1)	Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.
(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.

6. Providing employee to assist Company Auditors, securing those employees’ independence from directors and effectiveness of company auditors’ instruction to those employees

(1)	The Company establishes Internal Auditing Office under direct control of President and assigns to the Office as the full-time basis. These employees work closely with the Company Auditors to reflect their opinions on the Company’s internal audit plan.
(2)	The selection, appointment, and transfer of employee assigned to the Internal Auditing Office should be conducted with full consideration of the opinions from the Board of Company Auditors.
(3)	Other than above, it will be consulted and decided with the Board of Company Auditors as for assignment of employees who assist the Company Auditors and arrangement to ensure effectiveness of the Company Auditors’ instruction to these employees.

7. Systems that directors and employees of the Company and its subsidiaries make a report to the Company Auditors, and systems preventing the person who makes report to the Company Auditor from being disadvantageously treated due to such report

(1)	In accordance with the provisions of the Board of Company Auditors, Directors and employees will report and provide information upon or periodically the Company Auditor’s request.
(2)	Company Auditors will be a member of panel such as Disclosure Committee that makes the important decision-making.
(3)	The Board of Company Auditors is a liaison for the Whistle-blower System of the Company and the Whistle-blower System is applied for the Company and its subsidiaries. Whistle-blower will be safely protected and kept secret, and it is prohibited that the Company disadvantageously treats that person whether the whistleblowing is anonymous or not

8. Policies on prepaid expenses for the execution of the duties of the Company Auditors, on expenses for procedures for repayment and execution of other relevant duties, or on debt processing

The Company will establish budget for the Board of Company Auditors for the execution of their duties every year, and will listen to Company Auditors’ opinion.

9. Other systems for ensuring effective Company Auditors’ audits

(1)	In order to ensure that the Board of Company Auditors can properly execute their duties, the necessary external experts will be retained.
(2)	To preserve the independence of the Accounting Auditors, the Company and its subsidiaries are not allowed to receive specific non-auditing services from the Accounting Auditors (including the person related the Accounting Auditors). When the Company and its subsidiaries receive auditing or auditing related services, it should be needed to have pre-approval from the Board of Company Auditors.
(3)	One or more financial expert will be appointed to member of the Board of Company Auditors.

(2) Status of systems for ensuring the appropriateness of business activities

Business activities by directors and employees of the Company and its subsidiaries are governed by the Code of Ethics, the Basic Rules for Internal Control and etc. which regulate the entire corporate groups. The Board of Directors of the Company consists of 12 directors, including 4 outside directors and daily oversight and supervision on the business execution are carried by means of ordinary (monthly) and extraordinary meetings of the Board of Directors, management meetings and etc. Subsidiaries are properly managed through necessity reports and discussion based on the subsidiary management regulations, which are the basic policy of subsidiary management.

As for risk management, such as information security and business continuity risks, an Evaluation Committee is established to evaluate those risks and to develop countermeasures for certain risk categories.

The Board of Company Auditors consist of 4 company auditors, including 3 outside company auditors. Oversights on business execution are carried by means of daily business audits by Full-time Company Auditor, ordinary (monthly) and extraordinary meetings of the Board of Company Auditors and etc. Furthermore, the Board of Company Auditors is in charge of overseeing conflict-of-interest transactions with accounting auditors and operating the Whistle-blower System over financial reporting for the entire corporate groups. We have placed an Internal Auditing Office which consist of 3 members including a manager. They plan and perform audits to the Company and its subsidiaries based on internal audit plan. Results for the audit are periodically reported to the Board of Company Auditors and close cooperation is made with the Company Auditors.

Other than above, in order to maintain adequate disclosure, the Company has established the Disclosure Committee which consists of directors, executive officers and company auditors based on the Code of Information Disclosure and verifies appropriate and sufficient disclosure.

(3) Basic Policy on Control of the Company.

There is nothing to report on this subject.

(Reference) Glossary

1. ICT

Information and Communication Technology (ICT) is a general term of technologies in relation to hardware, software, system and data communication used for information communication by computer.

2.IoT

Internet of Things (IoT) enables not only physical objects but also any “things” connected to network to exchange information automatically.

3. 4K

4K is a technology to display video with high-resolution. It nearly has four times resolution larger than of full-high vision technology.

4. MVNO

Mobile Virtual Network Operator (MVNO) is a company that provides mobile phone services by using other mobile network operator (MNO)’s infrastructure without owning its mobile infrastructure.

5. Inexpensive data communication and voice services with SIM cards

SIM (Subscriber Identity Module) card is an IC (Integrated Circuit) card that is used to identify and authenticate a subscriber on mobile telephony devices. Inexpensive mobile data communication and voice services with SIM cards are mainly provided by MVNO. Normally, charge for use of the service is lower than major mobile careers’ charge as there are some restrictions such as upper limitation of communication traffic usage per month.

6. IIJ GIO Infrastructure P2

IIJ GIO Infrastructure P2 is a next-generation cloud service which is provided as new service platform. Conventional cloud services offered public cloud for unspecific large number of users and private cloud for specific users separately. IIJ GIO Infrastructure P2 offers public could with high processing performance and reliable private cloud, which enables users to select the optimal combination.

7. Local Governments’ Information Security Cloud

Local Governments’ Information Security Cloud is cloud-based network services providing unified Internet connection environment for local governments such as prefectures and municipalities with high-quality monitoring and operation support in units of each prefecture.

8. Sandbox

Sandbox is a security technique whereby files attached to emails are executed within a secure virtual environment, and suspicious files are detected based on observing the files' behavior.

9. DDoS protection service

DDoS protection service is a fully managed-type service which provides protection function for customer’s systems against a DDoS attack. A DDoS attack is a kind of cyber-attacks, which is a type of Denial of Service (DOS) attack launched from multiple connected devises that are distributed across the Internet. DDoS attacks tend to target a particular site, saturate it with huge volumes of traffic and attempts to make the site unavailable.

10. IIJ C-SOC Service

IIJ C-SOC Service is a 24 hours a day, 365 days a year security monitoring service that implements a customer-dedicated analytics platform linked up with IIJ's data analytics platform at the security operation center. In addition to providing alerts, notifications, and logs, this service also offers reporting, advice, and even responses regarding events that occur in customer systems.

11. MVNE

Mobile Virtual Network Enabler (MVNE) is a company that provides MVNOs for mobile infrastructure and related services to enable their MVNO businesses.

12. Full MVNO

Compared to conventional MVNO (light MVNO), which is highly dependent upon MNO equipment, full MVNO services are operated using an in-house HLR/HSS (databases for managing SIM cards), thereby making it possible for such providers to procure and issue their own SIM cards and design their services with more freedom. For example, in the IoT field, where future developments are expected, IIJ expects to be able to offer embedded SIMs as well as develop services that it can freely control in terms of the management of charges and activation, thereby creating a new MVNO business model.

13. CDN

Contents Distribution Network (CDN) is an optimized network to distribute contents such as videos over Internet.

14. IIJ Omnibus Service

IIJ Omnibus Service, utilizing SDN (Software Defined Network) and NFV (Network Function Virtualization) technologies, is a cloud-based network service, which provides enterprise customers wide-range and various functions.

Consolidated Balance Sheet

As of March 31, 2017

(Unit: JPY thousands)

CURRENT ASSETS:
Cash and cash equivalents	21,958,591
Accounts receivable, net of allowance for doubtful accounts of JPY 107,684 thousand	27,383,692
Inventories	2,798,054
Prepaid expenses	7,610,925
Deferred tax assets – current	1,298,469
Other current assets, net of allowance for doubtful accounts of JPY15,192 thousand	2,672,008
Total current assets	63,721,739

INVESTMENTS IN EQUITY METHOD INVESTEES	3,150,175
OTHER INVESTMENTS	7,924,914
PROPERTY AND EQUIPMENT – Net	39,775,444
GOODWILL	6,169,609
OTHER INTANGIBLE ASSETS – Net	3,087,017
GUARANTEE DEPOSITS	3,060,365
DEFERRED TAX ASSETS – Noncurrent	80,566
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	2,047,682
PREPAID EXPENSES – Noncurrent	6,607,437
OTHER ASSETS, net of allowance for doubtful accounts of JPY61,877 thousand	1,770,201
TOTAL	137,395,149

CURRENT LIABILITIES:
Short-term borrowings	9,250,000
Capital lease obligations – current	4,818,723
Accounts payable – trade	14,653,065
Accounts payable – other	2,308,790
Income taxes payable	1,075,745
Accrued expenses	2,755,581
Deferred income – current	3,750,542
Other current liabilities	1,370,661
Total current liabilities	39,983,107
LONG-TERM BORROWINGS	8,500,000
CAPITAL LEASE OBLIGATIONS – Noncurrent	10,384,643
ACCRUED RETIREMENT AND PENSION COSTS – Noncurrent	3,532,965
DEFERRED TAX LIABILITIES – Noncurrent	963,845
DEFERRED INCOME – Noncurrent	3,656,612
OTHER NONCURRENT LIABILITIES	2,993,777
Total liabilities	70,014,949

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
IIJ stockholders’ equity:
Common stock – authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2017	25,509,499
Additional paid-in capital	36,117,511
Retained earnings	4,511,945
Accumulated other comprehensive income	2,499,700
Treasury stock – 1,650,909 shares held by the company at March 31, 2017	(1,896,784)
Total IIJ shareholders' equity	66,741,871
NONCONTROLLING INTERESTS	638,329
Total equity	67,380,200
TOTAL	137,395,149

Consolidated Statement of Income

From April 1, 2016 through March 31, 2017

(Unit: JPY thousands)

REVENUES:
Network services:
Internet connectivity services (enterprise)	22,633,739
Internet connectivity services (consumer)	21,734,968
WAN Services	26,459,697
Outsourcing services	22,167,432
Total	92,995,836
Systems integration
Systems construction	22,625,753
Systems operation and maintenance	35,122,940
Total	57,748,693
Equipment sales	2,994,449
ATM operation business	4,050,081
Total revenues	157,789,059
COST AND EXPENSES:
Cost of network services	76,386,849
Cost of systems integration	50,992,480
Cost of equipment sales	2,735,169
Cost of ATM operation business	2,427,870
Total cost	132,542,368
Sales and marketing	11,431,467
General and administrative	8,214,598
Research and development	466,319
Total cost and expenses	152,654,752
OPERATING INCOME	5,134,307
OTHER INCOME (EXPENSE):
Dividend income	117,567
Interest income	35,259
Interest expense	(303,685)
Foreign exchange losses	(45,116)
Net gain on sales of other investments	216,646
Loss on sales of stocks of an affiliate	(12,070)
Impairment of other investments	(30,554)
Other – net	314,806
Other income – net	292,853
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,427,160
INCOME TAX EXPENSE	2,224,880
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	129,791
NET INCOME	3,332,071
LESS:NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(165,561)
NET INCOME ATTRIBUTABLE TO IIJ	3,166,510

Consolidated Statement of Shareholders' Equity

From April 1, 2016 through March 31, 2017

(Unit: JPY thousands)

	Total Equity	IIJ Shareholders’ Equity
		Retained earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock
BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	25,509,499
Dividends to noncontrolling interests	(26,000)
Stock-based compensation	57,678
Net income	3,332,071	3,166,510
Other comprehensive income, net of tax	1,303,031		1,303,031
Payment of dividends	(1,125,841)	(1,125,841)
Payments for purchase of treasury stock	(1,504,714)
BALANCE, MARCH 31, 2017	67,380,200	4,511,945	2,499,700	25,509,499

	IIJ Shareholders’ equity		Noncontrolling Interests
	Treasury Stock	Additional Paid-in Capital
BALANCE, MARCH 31, 2016	(392,070)	36,059,833	498,768
Dividends to noncontrolling interests			(26,000)
Stock-based compensation		57,678
Net income			165,561
Other Comprehensive Income, net of tax
Payment of dividends
Payments for purchase of treasury stock	(1,504,714)
BALANCE, MARCH 31, 2017	(1,896,784)	36,117,511	638,329

Notes to Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

Number of consolidated subsidiaries and names of consolidated subsidiaries

Number of consolidated subsidiaries: 17

Names of major consolidated subsidiaries:IIJ-II, IIJ-EG, IIJ-GS, Trust Networks, Net Chart, hi-ho,

RYUKOSHA, IIJ-A, IIJ-Europe, IIJ-GS SGP and IIJ-GS China

1-2. Matters regarding equity method investees

Number and names of equity method investees

Number of equity method investees: 9

Names of major equity method investees: INTERNET MULTIFEED CO., Internet Revolution Inc. and Trinity Inc.

1-3. Significant accounting policies

(1) Basis of presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of Article 120-3-1 of Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provisions of the second sentence　of Article 120-1 of the Ordinance on Company Accounting as applied mutatis mutandis pursuant to the Article 120-3-3 of the said Ordinance on Company Accounting.

(2) Appraisal method and policy of assets

1). Securities

IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.

- Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive income of shareholders’ equity.

- Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)

2). Inventories

Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.

- Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.

- Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment

Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:

Buildings:	20	years
Data communications, office and other equipment:	2 to 20	years
Leasehold improvements:	4 to 20	years
Construction other than buildings:	4 to 20	years
Purchased software:	5 to 7	years
Capitalized leases:	4 to 6	years

(4) Leases

Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All the other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets

In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(6) Goodwill and other intangible assets

Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

For those intangible assets of JPY3,036,418 thousand that have finite useful lives are amortized over 7 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance

Allowance for doubtful accounts

An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(8) Revenue Recognition

Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.

Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.

ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

(9) Income Tax

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

(10) Other significant accounting policies

1. Retirement and pension plans

In accordance to ASC715 “Compensation - Retirement Benefits”, pension and severance cost is accrued and recognized based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. The unrecognized net obligation at the date of initial application is being amortized using the straight-line method over 21 years. The unrecognized net actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over 14 years.

2. Consumption tax

Consumption tax is separately recorded.

3. Application of consolidated tax declaration

The company applied the consolidated tax declaration.

2. Changes in Presentation

There is nothing to report on this subject.

3. Notes to Consolidated Balance Sheet

Amount equivalent to accumulated depreciation and amortization of property and equipment:	JPY	50,566,983	thousand

4. Notes to Consolidated Statements of Shareholders’ Equity

(1) Number of shares issued and outstanding, as of March 31,2017

Class of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the ending of current period
Common Stock	46,711,400	―	―	46,711,400

(2) Dividend from surplus

(i) Amount of dividends paid

Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 24, 2016	Common stock	JPY 505,480 thousand	JPY 11.00	March 31, 2016	June 27, 2016
Board of Directors’ meeting held on November 4, 2016	Common stock	JPY 620,361 thousand	JPY 13.50	September 30, 2016	December 6, 2016

(ii) Dividends decleared during the year ended March 31, 2016 and to be paid during the next fiscal year.

Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 28, 2017	Common stock	Retained earning	JPY 608,317 thousand	JPY 13.50	March 31, 2017	June 29, 2017

(3) Class and number of common stock to be acquired by exercising stock acquisition rights outstanding, as of March 31,2017

	#1 Stock acquisition rights issued on July 14, 2011	#2 Stock acquisition rights issued on July 13, 2012	#3 Stock acquisition rights issued on July 11, 2013
Class and number of common stock to be acquired	Common stock 21,400 shares	Common stock 20,800 shares	Common stock 15,600 shares
	#4 Stock acquisition rights issued on July 10, 2014	#5 Stock acquisition rights issued on July 13, 2015	#6 Stock acquisition rights issued on July 11, 2016
Class and number of common stock to be acquired	Common stock 23,400 shares	Common stock 30,200 shares	Common stock 32,400 shares

(4) Other Comprehensive Income

Other comprehensive Income includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

5. Notes to Financial Instruments

(1) Conditions of financial instruments

(i) The Company's policy for financial instruments

We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money.

(ii) Risks of financial instruments

- Account receivables are exposed to credit risks of customers.

- Available-for-sale equity securities are exposed to market volatility risks.

- Accounts payable are mostly due within one year.

- Lease obligations are associated with the finance lease transactions that intend to finance capital expenditures mainly related to network equipment.

(iii) Risk management for financial instruments

- The Company controls credit risk in accordance with its credit risk guideline

- The Company reviews the fair value of available-for-sale equity securities on a regular basis.

- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments

Book value, fair value and differences as of March 31, 2017 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:

(Unit: JPY thousands)

		Amount recognized in Consolidated Balance Sheet	Fair Value	Differences
(1)	Cash and cash equivalents	21,958,591	21,958,591	-
(2)	Accounts receivable	27,383,692	27,383,692	-
(3)	OTHER INVESTMENTS
	Available-for-sale equity securities	5,780,340	5,780,340	-
(4)	Short-term borrowings	9,250,000	9,250,000	-
(5)	Capital lease obligations – current	4,818,723	4,818,723	-
(6)	Accounts payable – trade	14,653,065	14,653,065	-
(7)	Accounts payable – other	2,308,790	2,308,790	-
(8)	LONG-TERM BORROWINGS	8,500000	8,485,311	14,689
(9)	Capital lease obligations – noncurrent	10,384,643	10,233,707	150,936
(10)	OTHER NONCURRENT LIABILITIES
	Accounts payable – noncurrent	1,468,183	1,466,952	1,231

(Notes)

1. Cash and cash equivalents, accounts receivable, short-term borrowings, capital lease obligations-current, accounts payable - trade and accounts payable - other are stated at book value, because they are short-term and their book values are approximately the same as their fair values.

2. Other investments

The fair values of available-for-sale securities are evaluated using quoted prices in active markets.

(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:

　　　 (Unit: JPY thousands)

		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	1,783,874	5,664,288	3,880,414
	Bond	100,300	110,830	10,530
	Other	1,007	1,008	1
	Total	1,885,181	5,776,126	3,890,945
Book value < Acquisition cost	Equity securities	4,589	4,214	(375)
	Bond	-	-	-
	Other	-	-	-
	Total	4,589	4,214	(375)
Total		1,889,770	5,780,340	3,890,570

(ii) For available-for-sale equity securities, proceeds from sales were JPY4,840 thousand, gross realized gain from sales were JPY2,708 thousand and no realized losses from sales was recorded for the fiscal year ended March 31, 2017.

3. Capital lease obligations-noncurrent

Fair value is calculated by discounting to net present value the total amount of lease payments using an expected interest rate when newly undertaking the same lease transaction.

The future lease payments, including interest, as of March 31, 2017 were as follows:

　　　　　　　(Unit: JPY thousands)

Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	5,044,295	4,240,647	3,282,762	2,147,828	989,600

4. Long-term borrowings and Accounts payable – noncurrent

Fair value is calculated by discounting to net present value the total amount of principal and interest using expected interest rates when newly borrowing or undertaking the same transaction.

5. Investment in Equity method investee (book value of JPY3,150,175 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6. Nonmarketable equity securities and others included in other investments (book value of JPY2,144,574 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

7. Guarantee deposits (book value of JPY3,060,365 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1)	Total shareholders’ equity per share:	JPY	1,481.16

(2)	Basic net income attributable to IIJ per share:	JPY	69.36

7. Subsequent events

There is nothing to report on this subject.

Non-consolidated Balance Sheet

As of March 31, 2017

(Unit: JPY thousands)

Assets		Liabilities and Shareholders’ equity
Item	Amount	Item	Amount
[Current assets]	48,258,083	[Current liabilities]	32,908,617
Cash and bank deposits	11,901,569	Accounts payable	3,431,264
Accounts receivable	22,459,670	Short-term borrowings	9,250,000
Investment in lease	2,692,308	Short-term borrowings from affiliated companies	950,000
Merchandise	4,617	Accounts payable – other	7,827,799
Work in process	1,072,089	Capital lease obligations – current	4,735,385
Supplies	1,057,420	Accrued expense	279,908
Prepaid expenses	6,818,211	Accounts payable – fixed assets	2,234,976
Accounts receivable – other	1,706,671	Income taxes payable	664,381
Short-term loans to affiliated companies	183,143	Consumption taxes payable	330,958
Deferred tax assets – current	286,647	Deposits received	110,982
Other current assets	221,929	Advance received	134,905
Allowance for doubtful accounts	(146,191)	Deferred income	2,804,177
		Other current liabilities	173,882

[Fixed assets]	72,905,346	[Long-term liabilities]	26,921,805
<Property and equipment>	23,091,040	Long-term borrowings	8,500,000
Land	532,997	Deferred income – noncurrent	2,385,456
Buildings	511,806	Accounts payable – noncurrent	1,468,183
Leasehold improvements	3,921,909	Capital lease obligations – noncurrent	10,671,890
Construction other than buildings	1,160,770	Asset retirement obligations	589,559
Data communication equipment and office equipment	8,727,997	Long-term borrowings from affiliated companies	32,257
Assets under capital leases	29,100,745	Accrued pension and severance cost	2,373,771
Construction in progress	2,004,825	Accrued directors’ and company auditors’ retirement benefits	238,900
Accumulated depreciation	(22,870,009)	Deferred tax liabilities – noncurrent	661,789
<Intangible assets>	14,243,312	Total liabilities	59,830,422
Goodwill	1,400,818	[Shareholders’ equity]	57,953,979
Customer relationship	1,196,124	<Capital stock>	22,970,278
Telephone rights	4,041	<Capital surplus>	9,714,225
Software	11,543,459	Legal capital surplus	9,690,961
Assets under capital leases	98,870	Other capital surplus	23,264
<Investments and other assets>	35,570,994	<Earned surplus>	27,154,601
Investments in securities	6,516,041	Legal retained earnings	502,473
Money held in trust	1,797,530	Other retained earnings	26,652,128
Investments in affiliated companies	16,718,174	Reserve for advanced depreciation of fixed assets	296,123
Guarantee deposits	2,704,971	Retained earnings brought forward	26,356,005
Long-term advances	1,472,200	<Treasury stock>	(1,885,125)
Long-term prepaid expenses	5,969,739	[Valuation and translation adjustment]	3,118,748
Claims against insolvencies	42,100	Net unrealized gains on securities	3,118,748
Long-term loans to affiliated companies	112,110	[Subscription rights to shares]	260,280
Other investments	294,078	Stock acquisition rights	260,280
Allowance for doubtful accounts	(55,949)	Total Shareholders’ equity	61,333,007
Total assets	121,163,429	Total liabilities and shareholders’ equity	121,163,429

Non-consolidated Statement of Income

(From April 1, 2016 through March 31, 2017)

(Unit: JPY thousands)

Item	Amount
[Total revenues]		123,685,435
[Total costs of revenues]		106,277,759
Gross margin		17,407,676
[Total sales and administrative expense]		15,662,064
Operating income		1,745,612
[Non-operating income]
Interest income	5,757
Dividends income	1,231,221
Commissions received	33,567
Royalty charge received	3,136
Reversal of allowance for doubtful accounts	2,220
Gains on investments on anonymous association	328,392
Subsidies income	97,000
Other non-operating income	88,791	1,790,084
[Non-operating expenses]
Interest expense	259,722
Foreign exchange losses	57,264
Other non-operating expenses	37,605	354,591
Ordinary income		3,181,105
[Extraordinary income]
Gains on sales of investments in securities	216,646
Gains on valuation of stocks of affiliated companies	99,872
Gains on sales of fixed assets	34,621	351,139
[Extraordinary loss]
Losses on disposal of fixed assets	116,250
Losses on valuation of stocks of affiliated companies	48,000
Loss on valuation of investment securities	30,554
Other extraordinary loss	1,724	196,528
Income before income taxes		3,335,716
Income taxes -current		1,048,600
Income taxes -deferred		(233,282)
Net income		2,520,398

Non-consolidated Statement of Shareholders' Equity

(From April 1, 2016 through March 31, 2017)

　　　 (Unit: JPY thousands)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Earned Surplus
		Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Surplus	Other Earned Surplus		Total Earned Surplus
						Reserve for Advanced Depreciations of Fixed Assets	Earned Surplus Brought Forward
Balance, April 1, 2016	22,970,278	9,690,961	23,264	9,714,225	502,473	335,074	24,922,497	25,760,044
Changes in the term
Payment of dividends	-	-	-	-	-	-	(1,125,841)	(1,125,841)
Provision of reserve for advanced depreciation of fixed assets	-	-	-	-	-	(38,951)	38,951	-
Net income	-	-	-	-	-	-	2,520,398	2,520,398
Payments for purchase of treasury stock	-	-	-	-	-	-	-	-
Net changes other than shareholders’ equity	-	-	-	-	-	-	-	-
Total changes in the term	-	-	-	-	-	(38,951)	1,433,508	1,394,557
Balance, March31, 2017	22,970,278	9,690,961	23,264	9,714,225	502,473	296,123	26,356,005	27,154,601

	Shareholders’ Equity		Valuation and Translation Adjustments	Subscription Rights to Shares	Total Shareholders’ Equity
	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Holding Gains or Losses on Securities
Balance, April 1, 2016	(385,191)	58,059,356	1,928,634	202,602	60,190,592
Changes in the Term
Payment of dividends	-	(1,125,841)	-	-	(1,125,841)
Provision of reserve for advanced depreciation of fixed assets	-	-	-	-	-
Net income	-	2,520,398	-	-	2,520,398
Payments for purchase of treasury stock	(1,499,934)	(1,499,934)	-	-	(1,499,934)
Net changes other than shareholders’ equity	-	-	1,190,114	57,678	1,247,792
Total changes in the term	(1,499,934)	(105,377)	1,190,114	57,678	1,142,415
Balance, March31, 2017	(1,885,125)	57,953,979	3,118,748	260,280	61,333,007

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities

Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.

Other securities:

Marketable Securities:

Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method).

Non-Marketable Securities:

Stated at cost based on the moving average method.

Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories

Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

Merchandise and supplies: moving average method

Work in process: specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding asset under capital lease)

Straight-line method

Depreciable assets whose acquisition values are JPY 100 thousand or more but less than JPY 200 thousand are depreciated in equal installments over three years.

The useful lives of major depreciable assets are as specified below:

Buildings:	20	years
Plant and buildings facilities annexed:	4 to 20	years
Construction other than buildings:	4 to 20	years
Tool, machine, instrument and equipment:	2 to 20	years

(2) Intangible fixed assets (Excluding asset under capital lease)

Straight-line method

Internal-use software is amortized over the estimated useful lives (5-7 years).

Goodwill is amortized over 20 years and customer relationships are amortized over 19 years, which reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease

Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts

To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Accrued pension cost

To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term. Accounting methods used are as follows;

1) Method of attributing the estimated benefit obligation to periods

Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to periods up until the fiscal year under review on a benefit formula basis.

2) Amortization method of actuarial calculation differences

The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal term using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(3) Accrued directors’ and company auditors’ retirement benefits

To prepare for payment of retirement benefits to Standing Directors and Company Auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 28, 2011 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 28, 2011. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in “Accrued directors’ and company auditors’ retirement benefits”.

On May 25, 2016, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Company Auditors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Company Auditors in line with the abolition of the Auditors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 24, 2016 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 24, 2016. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Company Auditor. Accordingly, the allowance for retirement payment was included in “Accrued directors’ and company auditors’ retirement benefits”.

1-4. Standards for recording of sales and costs

(1) Standards for recording of sales and costs for financial lease transactions

Revenue and costs are recognized when lease receivable are received.

(2) Standards for recording of sales and costs for systems construction

1) Construction that commenced during the fiscal year ended March 31, 2017, provided the outcome of the construction activity is deemed certain

Percentage-of-completion method (Estimation of Percentage-of-completion is calculated under direct labor hour method.)

2) Other construction

Completed-contract method

1-5. Other significant accounting policies

(1) Consumption tax

Consumption tax is separately recorded.

(2) Application of consolidated tax declaration

The company applied the consolidated tax declaration.

2. Change in Presentation

Certain reclassifications have been made to the prior period to conform to the current fiscal year presentations. “Current portion of Long -term loans to affiliated companies,” which had been previously included in “Other investments”, was separately disclosed as the amount was deemed material. “Current portion of Long -term loans to affiliated companies” as of the end of the previous fiscal year was JPY 227,717 thousand.

3. Notes to Non-Consolidated balance sheet

Monetary claims and liabilities to affiliated companies (Excluding monetary claims or liabilities presented separately)

Short-term monetary claims:	JPY	1,075,769	thousand
Long-term monetary claims:	JPY	112,110	thousand
Short-term monetary liabilities:	JPY	2,067,815	thousand

4. Notes to Non-Consolidated statement of income

Transactions with affiliated companies

Revenues:	JPY	5,507,206	thousand
Purchases:	JPY	17,025,814	thousand
Turnover from non-operating transactions:	JPY	47,300	thousand

5. Notes to Non-Consolidated statement of shareholders’ equity

Number of treasury stock as of March 31, 2017

Common stock:	1,650,909	shares

6. Asset retirement obligations

(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2) Calculation method for asset retirement obligations

The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 15 year and branch offices to be 20 years based on the current office plan and with the discount rate estimated to be from 0.6% to 3.0%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3) Increase and decrease of asset retirement obligations as of March 31, 2017

Balance at beginning of the fiscal year:	JPY	546,347	thousand
Increase in relation to the acquisition of assets:	JPY	31,980	thousand
Other increases:	JPY	11,232	thousand
Balance at end of the fiscal year:	JPY	589,559	thousand

7. Deferred tax accounting

Major components of deferred tax assets and liabilities:

Deferred tax assets
Impairment loss on investment securities:	JPY	152,173	thousand
Accrued directors’ and company auditors’ retirement benefits :		73,103
Accrued pension and severance cost		726,374
Allowance for doubtful accounts		62,291
Impairment loss on investments in affiliated companies:		1,060,766
Loss on disposal of telephone rights:		47,477
Impairment loss of telephone rights:		18,873
Accrued enterprise taxes:		97,679
Deferred revenue:		54,371
Research and development cost:		7,535
Asset retirement obligations:		180,405
Depreciation:		301,984
Stock-based compensation:		79,646
Accrued rent payable:		31,195
Others:		384,596
Subtotal of deferred tax assets:		3,278,468
Valuation allowance:		(1,647,588)
Total of deferred tax assets:		1,630,880
Deferred tax liabilities:
Unrealized gain on other securities:		1,375,213
Customer Relationship:		366,404
Reserve for advanced depreciations of fixed assets:		130,744
Asset retirement obligation:		133,661
Total of deferred tax liabilities:		2,006,022
Net amount of deferred tax liabilities:	JPY	375,142	thousand

8. Notes regarding related party transactions

(1) Transactions with subsidiaries

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2017 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ-EG	Operation and monitoring of network systems, customer service support and call centers	100.0% (Direct owning)	Yes	Customer and supplier	Purchase relatedto construction work for network systems, operation and maintenance	9,162,604 (Notes 2-1)	Accounts payable	28,927
								Accounts payable - other	1,088,394

(2) Transactions with other related company’s subsidiary

Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2017 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Other related company’s subsidiary	NTT DOCOMO,INC	Telecommu- nications services	No	No	Customer and supplier	Mobile infra- structure service, operation and maintenance related to mobile services	17,051,900 (Notes 2-2)	Accounts payable	679
								Accounts payable - other	2,302,448
Other related company’s subsidiary	NTT FINANCE CORPOTATION	Leasing services	No	No	Customer and lease equipment seller	Purchase of lease equipment	1,815,425 (Notes 2-3)	Capital lease obligations	2,771,532
								Accounts payable - other	778

(Notes)

1. Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2017.

2. Terms and conditions of the above transactions:

1) The cost and other conditions of purchase are determined in the comparison by receiving an estimate for each project and in reference to the market price.

2) Data Connection charge is calculated and determined based on the cost and communication bandwidth under the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities.”

3) The cost and other conditions of purchase are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1)	Shareholders’ equity per share:	JPY	1,355.35

(2)	Net income per share:	JPY	55.21

10. Subsequent events

There is nothing to report on this subject.

11. Additional Information

Effective from the fiscal year beginning April 1, 2016, the company adopted “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (Accounting Standards Board of Japan (ASBJ) Revised Guidance No.26, issued on March 28, 2016).

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2017

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC
Designated Limited Liability Partner Engagement Partner Certified Public Accountant: Kumiko Aso (seal)

Designated Limited Liability Partner Engagement Partner Certified Public Accountant: Keiji Nakae (seal)

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the notes to the consolidated financial statements of Internet Initiative Japan Inc. (the “Company”) for the consolidated fiscal year from April 1, 2016 to March 31, 2017 in accordance with Article 444-4 of the Corporation Law.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements pursuant to the provisions of the second sentence of Article 120-1 of the Ordinance on Company Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance on Company Accounting which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, prepared with the omission of a part of the disclosures required under accounting principles generally accepted in the United States of America pursuant to the provisions of the second sentence of Article 120-1 of the Ordinance on Company Accounting as applied mutatis mutandis pursuant to the Article 120-3-3 of the said Ordinance on Company Accounting, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of March 31, 2017, and the results of their operations for the year then ended.

Interest

Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2017

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC
Designated Limited Liability Partner Engagement Partner Certified Public Accountant: Kumiko Aso (seal)

Designated Limited Liability Partner Engagement Partner Certified Public Accountant: Keiji Nakae (seal)

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the notes to the non-consolidated financial statements, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) for the fiscal year from April 1, 2016 to March 31, 2017 (25th term) in accordance with Article 436-2-1 of the Corporation Law.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

TRANSLATION

Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 25th fiscal year from April 1, 2016 to March 31, 2017. The Board of Company Auditors hereby reports as follows.

1.	Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
(1)	The Board of Company Auditors established auditing policy, auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors and etc., and also the Independent Auditor regarding the status of their duties, and sought explanations as necessary.
(2)	In compliance with the auditing standards for Company Auditors established by the Board of Company Auditors and based on the auditing policy and the assignment of duties, etc., each Company Auditor had taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as others, has endeavored to gather information and create an improved environment for auditing and conducted auditing with the following methods.
i)	Each Company Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors, employees and others on the performance of their duties and sought explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices. As for the subsidiaries of the Company, each Company Auditor had taken steps to facilitate communication with the directors, company auditors and others of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary.
ii)	Each Company Auditor periodically received reports from Directors, employees and others, sought explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the Business Report that the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and the system stipulated in Article 100-1 and 100-3 of the Enforcement Regulation of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.
iii)	Each Company Auditor monitored and verified whether the Independent Auditor maintained their independence and implemented appropriate audits, and received reports regarding the performance of their duties and sought explanations as necessary. In addition, the Company Auditors received notice from the Independent Auditor that “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Ordinance on the Company Accounting) is organized in accordance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005) etc., and sought explanations as necessary.

Based on the above methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.	Audit Results

(1) Audit Results on the Business Report, etc.

i)	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
ii)	With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.
iii)	In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2) Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are fair and reasonable.

(3) Results of Audit of the Consolidated Financial Statements

In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are appropriate.

May 25, 2017

Board of Company Auditors

Internet Initiative Japan Inc

Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Chiaki Furuya	(seal)
Company Auditor	Yasuhiro Akatsuka	(seal)
Company Auditor	Takashi Michishita	(seal)

Note: Full-time Company Auditor, Kazuhiro Ohira and two Company Auditors, Yasuhiro Akatsuka and Takashi Michishita, are outside company auditors as provided in Article 2-16 and Article 335-3 of the Corporation Law.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1: Appropriation of Retained Earnings

The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial position, medium and long-term business expansion, future business investment and etc.

Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that the year-end dividend be distributed as follows.

When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal year ended March 31, 2017 will be JPY (Japanese Yen) 27.0 per share, including the interim dividend paid at the amount of JPY 13.5 per share in December 2016.

1. Type of dividend property

Cash

2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

JPY13.5 per share of common stock of the Company

Total amount of Dividend Payment: JPY608,316,629

3. Effective date of dividend payment

June 29, 2017

Item 2: Partial Amendments to the Articles of Incorporation

Approval is requested to amend parts of the present Articles of Incorporation, as follows:

1. Reason for amendments

In order to handle the Company’s recent business diversification, the Company has determined to add to the content of business objects in its Articles of Incorporation.

2. Content of amendments

The content of the amendments is as follows:

Present Articles		Proposed Articles
(Objects)		(Objects)
Article 2. The objects of the Company shall be to engage in the following categories of business:		Article 2. The objects of the Company shall be to engage in the following categories of business:
(1)-(7)	[Provisions omitted]	(1)-(7)	[Unchanged]
	[New Provision]	(8)	Electrical contracting business
(8)	[Provisions omitted]	(9)	[Unchanged]
	[New Provision]	(10)	Trade of secondhand goods
	[New Provision]	(11)	Installment Sales, Loan Affiliated Installment Sales, Intermediation of Credit Purchases, Issuance Sale and Management of Prepaid Payment Instruments
(9)-(10)	[Provisions omitted]	(12)-(13)	[Unchanged]

Item 3: Election of Nine (9) Directors

As the term of office of eight (8) incumbent Directors, Koichi Suzuki, Eijiro Katsu, Hideshi Hojo, Junichi Shimagami,Toshinori Iwasawa, Tadashi Okamura and Hiroki Watanabe will expire, it is proposed that eight (8) Directors be reappointed and one (1) new directors be elected. Three (3) Directors, i.e., Tadashi Okamura, Hiroki Watanabe and Takashi Tsukamoto, are candidates for Outside Directors.

The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
1	Koichi Suzuki September 3, 1946	Dec. 1992	Director with the establishment of the Company	1,819,900
		Apr. 1994	President, Representative Director and CEO of the Company
		June 2013	Chairman of the Board, Representative Director and CEO of the Company (Current position)
< Important concurrent posts >
Director of IIJ Global Solutions Inc.
President and Representative Director of IIJ Engineering Inc.
Chairman of the Board of IIJ America Inc.
President and Representative Director of Internet Multifeed Co.
Representative Director and Chairman of JOCDN Inc.
<Reasons for selection as candidate>
Mr. Koichi Suzuki, a candidate for Director, is presently the CEO of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience for the chief executive officer of management of the Company.
2	Eijiro Katsu June 19, 1950	Apr. 1975	Joined Ministry of Finance (“MOF”)	19,300
		July 2007	Director-General of the Financial Bureau, MOF
		July 2008	Deputy Vice Minister, MOF
		July 2009	Director-General, Budget Bureau, MOF
		July 2010	Vice Minister of Finance
		Aug. 2012	Retired from MOF
		Nov. 2012	Joined the Company as Special Advisor
		June 2013	President, Representative Director and COO of the Company (Current position)
< Important concurrent posts >
Outside Auditor of The Yomiuri Shimbun
<Reasons for selection as candidate>
Mr. Eijiro Katsu, a candidate for Director, is presently the COO of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience for the chief operating officer of management of the Company.
3	Hideshi Hojo December 22, 1957	Apr. 1980	Joined Itochu Data System Corporation	25,400
		Apr. 1996	Joined the Company
		Feb. 1998	Division Director of Sales Department of the Company
		June 2000	Director of the Company
		June 2002	Managing Director of the Company
		June 2006	Senior Managing Director of the Company (Current position)
		Apr. 2011	Business Unit Director
		Apr. 2014	Director in charge of Asian Business Development of the Company (Current position)
<Reasons for selection as candidate>
Mr. Hideshi Hojo, a candidate for Director, is presently the Director in charge of Asian Business Development of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience regarding sales for the international business development of the Company.

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
4	Tadashi Kawashima February 27, 1963	Apr. 1987 July 1988	Joined Nippon Telegraph and Telephone Corporation Joined NTT DATA Communications Systems	900
Corporation (Currently NTT DATA Corporation) Head of Public Division 2, First Public
		June 2011	Administration Systems Sector of the same Senior Specialist of Public and Financial IT Service
		June 2013	Senior Specialist of Public and Financial IT Service Company of the same President and Representative Director of NTT Data Tokai Corporation
		June 2015	Managing Director of the Company (Current position)
		Apr. 2016	Deputy Director of Business Unit of the Company (Current position)
<Reasons for selection as candidate>
Mr. Tadashi Kawasahima, a candidate for Director, is presently Deputy Director of Business Unit of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience regarding sales for expansion of public projects of the Company.
5	Junichi Shimagami April 17, 1967	Apr. 1990	Joined Nomura Research Institute, Ltd	9,000
		Sep. 1996	Joined the Company
		June 2007	Director of the Company
		Apr. 2010	Executive Managing Officer of the Company
		Apr. 2015	Senior Executive Officer, Division Director of Network Division and CTO of the Company
		June 2015	Director and CTO of the Company (Current position)
		Apr. 2016	Division Director of Technology Unit of the Company (Current position)
<Reasons for selection as candidate>
Mr. Junichi Shimagami, a candidate for Director, is presently the CTO and the Division Director of the Technology Unit of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience in the technical field for developing technological strategies of the Company.
6	Toshinori Iwasawa May 8,1962	Apr. 1985	Joined IBM Japan Ltd.	1,100
		Mar. 2000	Joined AT&T Global Network Service Japan LLC (Currently AT&T Japan LLC)
		Mar. 2009	President and Representative Director of AT&T Japan Inc.
		Sep. 2010	President and Representative Director of IIJ Global Solutions Inc. (Current position)
		June 2013	Director of the Company (Current position)
<Reasons for selection as candidate>
Mr. Toshinori Iwasawa, a candidate for Director, is presently the Representative Director of IIJ Global Solutions Inc., which is an important subsidiary of the Company. The Company proposes to appoint him as a candidate for Director in order to utilize his abundant business experience for the management of the Company. If Mr. Toshinori Iwasawa is appointed as a Director, we will continue to appoint him as a part-time Director.
7	Tadashi Okamura July 26, 1938	Apr. 1962	Joined Toshiba Corporation	0
		June 2000	Director, President and Chief Executive Officer of the same
		June 2003	Director, Representative Executive Officer, President and Chief Executive Officer of the same
		June 2005	Director, Chairman of the Board of the same
		June 2009	Advisor to the Board of the same
		June 2015	Managing Director of the Company (Current position)

< Important concurrent posts >
Honorary Chairman, of TOSHIBA CORPORATION
Outside Director of The Shoko Chukin Bank, Ltd.
< Reasons for selection as candidate for Outside Director >
- Since Mr. Tadashi Okamura has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management.
- He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be two (2) years at the close of this Ordinary General Meeting of Shareholders.

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
8	Hiroki Watanabe March 15, 1953	Apr. 1976	Joined Nippon Telegraph and Telephone Public Corporation	0
		June 2005	Member of the Board, Senior Vice President, Executive Manager of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation
		June 2008	Member of the Board, Senior Vice President of Corporate Strategy Planning Department of Nippon Telegraph and Telephone Corporation
		June 2011	Executive Vice President, Senior Vice President of Corporate Strategy Planning Department of the same
		June 2012	Representative Director and Senior Executive Vice President of the same
		June 2015	Managing Director of the Company (Current position)

< Important concurrent posts >
Chairman of The Japan Telecommunications Welfare Association
< Reasons for selection as candidate for Outside Director >
- Since Mr. Hiroki Watanabe has abundant experience in information technology and telecommunication business, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management.
- He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be two (2) years at the close of this Ordinary General Meeting of Shareholders.
9	Takashi Tsukamoto August 2, 1950	Apr. 1974	Joined The Dai-Ichi Kangyo Bank, Ltd. (Currently Mizuho Bank, Ltd.)	0
		Apr. 2004	Managing Executive Officer (Head of EMEA) of Mizuho Corporate Bank, Ltd.
		Apr. 2007	Deputy President of Mizuho Corporate Bank, Ltd.
		Apr. 2008	Deputy President & CFO of Mizuho Financial Group, Inc.
		Apr. 2009	President and CEO of Mizuho Financial Group, Inc.
		June 2011	President and CEO of Mizuho Bank, Ltd. Chairman of Mizuho Financial Group, Inc.
		July 2013	Chairman of Mizuho Bank, Ltd.
		Apr. 2014	Senior Advisor of Mizuho Financial Group, Inc.
		Apr. 2017	Honorary Advisor of Mizuho Financial Group, Inc. (Current position)

< Important concurrent posts >
Outside Director, Asahi Mutual Life Insurance Company
Outside Director, AEON CO., LTD.
< Reasons for selection as candidate for Outside Director >
Since Mr. Takashi Tsukamoto has established a prominent career as a corporate banking manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management.

(Notes)

(a) There is no special interest between the candidates and the Company.

(b) The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with Mr. Tadashi Okamura and Mr. Hiroki Watanabe which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that they are bona fide and without gross negligence in performing their duties. As the said Liability Limitation Agreement will terminate upon the expiration of their current term of office as Outside Directors, a new Liability Limitation Agreement providing the same is scheduled to be entered into after their assumption of the office of Outside Director.

(c) The Company appoints Mr. Tadashi Okamura and Mr. Hiroki Watanabe as independent Directors required to be secured by the Tokyo Stock Exchange. If they are appointed as our Directors, we will continue to appoint them as independent Directors.

(d) At the Shoko Chukin Bank, Ltd., which Mr. Tadashi Okamura is presently in charge of as an Outside Director, it was discovered that wrongful practices were being conducted in confirming business conditions to counter the crisis situation in Oct. 2016 and in Dec. 2016, an independent committee was established to investigate the facts. In Apr. 2017, as a result of such investigation, the company made a report to the supervising authority. In May 2017, the company received an administrative order based on Article 59 of the Shoko Chukin Bank Limited Act and Article 23 of the Japan Finance Corporation Act. Although Mr. Okamura had been previously unaware of the facts, after he took office as an Outside Director of the company, he made recommendations on the improvement of internal controls at Board of Directors meetings and after discovering the facts, he also supervised, through Board of Directors meetings, an exhaustive investigation into the facts, information disclosures promptly and discovery of the cause and measures to prevent similar incidents.

(e) The Company, pursuant to the Articles of Incorporation of the Company, plans to enter into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with Mr. Takashi Tsukamoto which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties after his assumption of the office of Outside Director.

Item 4: Election of One (1) Company Auditor

As the term of office of One (1) incumbent Company Auditors, Chiaki Furuya will expire at the close of this ordinary general meeting of shareholders, it is proposed that One (1) Company Auditors be elected. The candidate for a position as Company Auditor is as follows:

Prior to the submission of this proposed item, we have already obtained the consent of the Board of Company Auditors.

Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
Chiaki Furuya July 11,1949	Apr. 1973	Joined Japan Broadcasting Corporation	7,700
	June 2006	Head of secretary’s office of the same
	Oct. 2008	Joined the Company
	June 2009	Managing Director of the Company
	Apr. 2010	Senior Executive officer, Division Director of Administrative Division of the Company
	Apr. 2013	Adviser of the Company
	June 2013	Full-time Company Auditor of the Company (Current Position)
< Reasons for selection as candidate >
Mr. Furuya has abundant experience of internal control, and, in addition, he is familiar with facts of the Company business because he has worked as a full-time company auditor of the Company since June 2013; therefore, the Company proposes to appoint him as a candidate for Company Auditor.

(Notes)

There is no special interest between the candidate and the Company.

END